REXAM

SUPPL

RECEIVED

2007 JAN -3 A 6:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

07020130

13 December 2006

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REXAM

investors

FILE 82-3

Latest News

13 December 2006

Rexam pre-close trading statement

Rexam, the global consumer packaging company and the world's leading beverage can maker, is issuing this trading statement for the year ending 31 December 2006 ahead of the scheduled announcement of its preliminary results on 20 February 2007.

During the second half of 2006, trading in our beverage can and glass operations has continued as anticipated at the half year, despite the challenging cost and raw material climate, which is expected to continue into 2007. In Plastic Packaging there has been no change since the Group's update issued on 3 November 2006. Accordingly, for the Group overall, Rexam anticipates that 2006 results will be broadly in line with its expectations.

Enquiries +44 20 7227 4100
Lars Emilson, Chief Executive
David Robbie, Finance Director

Financial Dynamics +44 20 7269 7291
Richard Mountain

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